UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing EDI acceptances and extension

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, IN, INTO OR FROM ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

For immediate release                                                                                                                                                                                                                                                                                                                          28  March 2011

RECOMMENDED CASH OFFER BY PEARSON PLC FOR EDUCATION DEVELOPMENT INTERNATIONAL PLC

ANNOUNCEMENT OF ACCEPTANCES AND EXTENSION OF THE OFFER

Offer Extended to 11 April 2011

On 7 March 2011, the board of directors of Pearson plc ("Pearson") and Education Development International plc ("EDI") announced the terms of a recommended cash offer for the entire issued and to be issued ordinary share capital of EDI to be made by Pearson.

Pearson announces that, as at 1.00 p.m. on 28 March 2011, valid acceptances had been received in respect of a total 34,605,950 EDI Shares, representing approximately 61.40 per cent. of the issued share capital of EDI.  This total includes acceptances received in respect of 17,091,460 EDI Shares (representing approximately 30.33 per cent. of the issued share capital of EDI) which were subject to irrevocable commitments procured by Pearson.

Pearson also announces that the Offer, which remains subject to the terms and conditions set out in the Offer Document, has been extended to 1.00 p.m. (London time) on 11 April 2011. EDI Shareholders who wish to accept (and have not yet validly accepted) the Offer are urged to take action as soon as possible, and in any event by 1.00 p.m. (London time) on 11 April 2011.  Any further extensions of the Offer will be publicly announced by 8.00am (London time) on the business day following the day on which the Offer is otherwise due to expire, or such later time or date as the Panel may agree.

To accept the Offer for EDI Shares held in certificated form, EDI Shareholders should complete, sign and return the Form of Acceptance in accordance with the instructions contained therein and set out in the Offer Document.

To accept the Offer for EDI Shares held in uncertificated form (that is, in CREST), EDI Shareholders should follow the procedure for electronic acceptance through CREST in accordance with the instructions set out in the Offer Document.

Copies of the Offer Document, the Form of Acceptance and other documents on display for the purposes of the Offer are available for inspection during normal business hours on any business day at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS throughout the period during which the Offer remains open for acceptance.

Terms used in this announcement have the same meaning given to them in the Offer Document.

A copy of this announcement and the Offer Document will be published on Pearson's website.  They can be viewed at http://www.pearson.com.

Enquiries

Pearson plc Luke Swanson Simon Mays-Smith Charles Goldsmith	+44 (0)20 7010 2310
Citi Philip Robert-Tissot David James Sian Evans	+44 (0) 20 7986 4000

This announcement does not constitute, or form any part of, any offer for, or any solicitation of any offer for, securities or the solicitation of any vote for approval in any jurisdiction.  The Offer will be made solely through the Offer Document and (in respect of EDI Shares held in certificated form) the Form of Acceptance, which will together contain the full terms and conditions of the Offer, including details of how to accept the Offer.  Any acceptance or other response to the Offer should be made on the basis of the information contained in the Offer Document and (in respect of EDI Shares held in certificated form) the Form of Acceptance.  EDI Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Pearson and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Pearson for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to herein.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements.  This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure or prosecution if information concerning the Offer is sent or made available to EDI Shareholders in that jurisdiction ("Restricted Jurisdiction") and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction.

The Offer will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the Code.

Notice to US holders of EDI Shares

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. No offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements. Neither the US Securities and Exchange Commission nor any other US state securities commission has approved or disapproved the Offer or passed upon the adequacy or completeness of this document or the Offer Document. Any representation to the contrary is a criminal offence.

The Offer is being made for the securities of a company incorporated under the laws of England and Wales and the Offer Document complies with disclosure requirements required by English law and regulation, as well as English law and regulation format and style, which may differ from US disclosure requirements, format and style. The financial information on the Pearson Group and the EDI Group included in the Offer Document has been prepared in accordance with accounting principles applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer is being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) of the Exchange Act and otherwise in accordance with the requirements of the Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and laws.

The receipt of cash pursuant to the Offer by a US holder of EDI Shares may be a taxable transaction for US federal income tax purposes and under applicable US state and local laws, as well as foreign and other tax laws. Each holder of EDI Shares is urged to consult his independent financial adviser immediately regarding any acceptance of the Offer, including, without limitation, the tax consequences of any acceptance of the Offer.

Both Pearson and EDI are incorporated under the laws of England and Wales and some or all of the officers and directors of Pearson and EDI may be residents of non-US jurisdictions. As a result, it may be difficult for US holders of EDI Shares to enforce their rights or any claim arising out of the US federal securities laws. US holders of EDI Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment or jurisdiction.

To the extent permitted by applicable law and in accordance with the Code, normal UK market practice and pursuant to Rule 14e-5 of the Exchange Act, Pearson or its nominees or brokers (acting as agents) or their respective affiliates may from time to time make certain purchases of, or arrangements to purchase, EDI Shares other than pursuant to the Offer and before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the Code and the rules of the London Stock Exchange plc, and Rule 14e-5 under the Exchange Act to the extent applicable. In addition, in accordance with the Code, normal UK market practice and Rule 14e-5 of the Exchange Act, Citi serving as financial adviser and corporate broker to Pearson may make purchases of, or arrangements to purchase, EDI Shares other than pursuant to the Offer or engage in trading activities involving EDI Shares and various related derivative transactions in the normal and ordinary course of their business. Any information about such purchases will be disclosed as required in the UK, including being reported to a Regulatory Information Service of the UK Listing Authority and made available on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.  An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s).  An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified.  Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror.  A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified.  If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  28 March, 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary